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                                                      OMB APPROVAL
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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE 13G

                        Under the Securities Act of 1934
                            (Amendment No._________)*

                                   Verity Inc.

              ---------------------------------------------------

                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share

              ---------------------------------------------------
                         (Title of Class of Securities)

                                   92343C106

              ---------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 4 pages



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---------------------------                               ---------------------
CUSIP No. 92343C106                      13G                Page 2 of 4 Pages
---------------------------                               ---------------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. of I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

       Goldsmith & Harris Incorporated
       13-3741461
-------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[ ]
                                                                          (b)[X]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
-------------------------------------------------------------------------------
                         5     SOLE VOTING POWER
  NUMBER OF SHARES             Goldsmith & Harris Incorporated
 BENEFICIALLY OWNED   ---------------------------------------------------------
        BY               6     SHARED VOTING POWER
   EACH REPORTING
    PERSON WITH       ---------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER
                               Goldsmith & Harris Incorporated
                      ---------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       644,400
-------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.7%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       BD
-------------------------------------------------------------------------------
                    * SEE INSTRUCTION BEFORE FILLING OUT!



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                                                               Page 3 of 4 Pages

                                  SCHEDULE 13G

ITEM 1.

        (a)  The name of the issuer is Verity Inc. (the "Corporation").

        (b) The Corporation's executive office is located at 894 Ross Drive, Sunnyvale, California 94089.

ITEM 2.

        (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

        (b)    G&H is located at 80 Pine Street, New York, NY  10005.

        (c)    G&H was organized under the laws of New York.

        (d)    The security is common stock, $.001 par value per share.

        (e)    The CUSIP Number of the security is 92343C106.

ITEM 3.

        (a)    G&H is a broker-dealer (File No. 8-30122) registered under
Section 15 of the Securities Exchange Act of 1934.

ITEM 4.

        (a)    G&H is the beneficial owner of 644,400 shares of the security.

        (b) The amount of shares of the security beneficially owned by G&H is 5.7% of the total outstanding shares of the security by virtue of its investment discretion over accounts of its customers that hold the shares.

        (c)(i) G&H has the sole power to vote or to direct the vote of 644,400 shares of the security.

       (iii) G&H has the sole power to dispose or to direct the disposition of 644,400 shares of the security.

ITEM 5.

        Not applicable




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                                                               Page 4 of 4 Pages

ITEM 6.

        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

ITEM 7.

        Not applicable.

ITEM 8.

        Not applicable.

ITEM 9.

        Not applicable.

ITEM 10.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 1998                   Goldsmith & Harris Incorporated
-----------------
Date

                                       By  /s/ Philip W. Goldsmith
                                         -------------------------------
                                          Philip W. Goldsmith
                                          Chairman